UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.   20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No.   )


                         Spacelabs Medical Incorporated
                                (Name of Issuer)


                          Common Stock $0.01 Par Value
                         (Title of Class of Securities)


                                   846247104
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 7 pages

CUSIP No. 846247104           13G                         Page 2 of 7 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates L.P.   36-3484078

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    Not Applicable                                      (b) [ ]

3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

_______________
               |
  NUMBER OF    |    5.  SOLE VOTING POWER
               |
    SHARES     |        None
               |
 BENEFICIALLY  |    6.  SHARED VOTING POWER
               |
   OWNED BY    |        None
               |
     EACH      |    7.  SOLE DISPOSITIVE POWER
               |
   REPORTING   |        114,500
               |
    PERSON     |    8.  SHARED DISPOSITIVE POWER
               |
     WITH      |        550,000
_______________|


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    664,500

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.21%

12. TYPE OF REPORTING PERSON*

    IA


                               Page 2 of 7 pages

CUSIP No. 846247104                     13G              Page 3 of 7 Pages

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates Inc.   36-2951006

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    Not Applicable                                      (b) [ ]

3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

_______________
               |
  NUMBER OF    |    5.  SOLE VOTING POWER
               |
    SHARES     |        None
               |
 BENEFICIALLY  |    6.  SHARED VOTING POWER
               |
   OWNED BY    |        None
               |
     EACH      |    7.  SOLE DISPOSITIVE POWER
               |
   REPORTING   |        114,500
               |
    PERSON     |    8.  SHARED DISPOSITIVE POWER
               |
     WITH      |        550,000
_______________|


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    664,500

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.21%

12. TYPE OF REPORTING PERSON*

    CO


                               Page 3 of 7 pages

Item 1(a)      Name of Issuer:

                    Spacelabs Medical Incorporated

Item 1(b)      Address of Issuer's Principal Executive Offices:

                    15220 Northeast 40th Street
                    Redmond, Washington  98052

Item 2(a)      Name of Person Filing:

                    Harris Associates L.P. ("Harris")
                    Harris Associates, Inc.
                     (the "General Partner")

Item 2(b)      Address of Principal Business Office:

                    Both Harris and the General Partner maintain their principal offices at:

                    2 North LaSalle Street, Suite 500
                    Chicago, Illinois  60602

Item 2(c)      Citizenship:

                    Harris is a Delaware limited partnership.

                    The General Partner is a Delaware corporation.

Item 2(d)      Title of Class of Securities:

                    Common Stock, $0.01 Par Value
                    (the "Shares")

Item 2(e)      CUSIP Number:

                    846247104

Item 3         Type of Person:

                    (e)  Harris is an Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of
                    1940.

                         The General Partner is the sole general
                         partner of Harris.

Item 4         Ownership (at December 31, 1993):

                    (a) By reason of advisory and other relationships with the persons who own the Shares, Harris may be deemed to be the beneficial owner of the following
                         Shares:

                         664,500 shares


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
                    (b)  Percent of class:
                         (based on 10,700,017 shares outstanding)

                         6.21%

                    (c)  Number of shares as to which such person has:

                        (i)      sole power to vote or to direct the vote:
                                 none

                        (ii)     shared power to vote or to direct the
                                 vote:  none

                        (iii) sole power to dispose or to direct the disposition of: 114,500

                        (iv) shared power to dispose or to direct the disposition of: 550,000

                   Harris generally does not vote any of the foregoing Shares, except in cases where it serves as the general partner of certain limited partnerships that may own the Shares. However, Harris has been granted the power to do so in circumstances it determines to be appropriate in connection with assisting its clients to whom it renders financial advice in the ordinary course of its business, by either providing information or advice to the persons having such power, or by exercising the power to vote when it determines such action appropriate in connection with matters which are submitted to a security holder's vote.

                   In addition, Harris serves as investment adviser to The Oakmark Fund ("Oakmark Fund"), a series of the Harris Associates Investment Trust (the "Trust"), and various of Harris' officers and directors are also officers and trustees of the Trust. Harris does not consider that Oakmark Fund is controlled by such persons.
                   Nonetheless, 550,000 Shares are beneficially owned by Oakmark Fund, with respect to which Oakmark Fund has sole voting power, are included as Shares over which Harris has shared dispositive power, and thus as Shares beneficially owned by Harris, because of Harris' power to manage Oakmark Fund's investment. In addition, other Harris customers may own Shares which are not included in the aggregate number of Shares reported herein because Harris is not deemed the beneficial owner (as defined in Rule 13d-3) of such Shares.


Item 5        Ownership of Five Percent or Less of a Class:

                   Not Applicable





Item 6        Ownership of More than Five Percent on Behalf of Another
              Person:

                   The Common Stock reported herein has been acquired on behalf of discretionary and other advisory clients of Harris. The 550,000 Shares of Common Stock indicated as "shared power to dispose or to direct the disposition of:" are owned by Oakmark Fund, a series of the Harris Associates Investment Trust (the "Trust") Harris serves as investment adviser to Oakmark Fund and Harris' authority is subject to the Trustees of the Trust. The remainder of the Common Stock reported herein is owned by discretionary clients of Harris. Persons other than Harris are entitled to receive all dividends from, and proceeds from the sale of, the securities reported herein. Oakmark Fund, as described in Item 4, is presently the only party which has an interest relating to more than five percent (5%) of the class of such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

                   Not applicable

Item 8        Identification and Classification of Members of the Group:

                   Not applicable

Item 9        Notice of Dissolution of Group:

                   Not applicable


Item 10       Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.












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
Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   February 14, 1994


                                  Harris Associates, Inc., for itself and, as general partner for Harris Associates L.P.


                                  By:  Joseph E. Braucher


                                     Joseph E. Braucher
                                     Secretary, Treasurer
                                     and Director




































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